UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 25, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EchoStar Corporation

File No. 001-33807 - CF#37029

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EchoStar Corporation submitted an application under Rules 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-K filed on March 2, 2009 and March 1, 2010.

Based on representations by EchoStar Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.32	10-K	March 2, 2009	through November 10, 2021
10.33	10-K	March 2, 2009	through November 10, 2021
10.24	10-K	March 1, 2010	through November 10, 2021
10.25	10-K	March 1, 2010	through November 10, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary